

Denis Dancanet · 3rd

President at Cubist Systematic Strategies

New York City Metropolitan Area ·

Contact info

500+ connections

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Cubist Systematic Strategies

Carnegie Mellon University

Experience

President
Cubist Systematic Strategies
2020 – Present · 1 yr

Co-Founder and Board Chairman
Jetoptera
2015 – Present · 6 yrs

Head of Research
Theorem LP
2016 – 2018 · 2 yrs

Partner
PDT Partners
2012 – 2016 · 4 yrs

Managing Director
Morgan Stanley
1997 – 2012 · 15 yrs

Education

Carnegie Mellon University
Doctor of Philosophy - PhD, Computer Science
1990 – 1997

University of Pennsylvania
Bachelor's degrees - BSE, BA, Computer Science and Engineering, Mathematics, and Philosophy
1987 – 1990

Interests



Jetoptera
1,198 followers

Cubist Systematic Strat
5,486 followers

LinkedIn News
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